UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               Digitalthink, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    25388M100

                                 (CUSIP Number)

                                September 8, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 6 Pages

CUSIP No. 25388M100                    13G                     Page 2 of 6 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Millennium Partners, L.P.
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                               (a) [ ]

                                                               (b) [X]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    5,059,603
SHARES
               --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY
               --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    5,059,603
REPORTING
               --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             5,059,603
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25388M100                    13G                     Page 3 of 6 Pages


Item 1.

(a)  Name of Issuer

            Digitalthink, Inc., a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices:

            601 Brannan Street
            San Francisco, California  94107

Item 2(a).  Name of Person Filing:

            Millennium Partners, L.P.

Item 2(b).  Address of Principal Business Office:

            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103

Item 2(c).  Citizenship:

            Cayman Islands

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.001 per share ("Common Stock")

Item 2(e)   CUSIP Number:

            25388M100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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CUSIP No. 25388M100                    13G                     Page 4 of 6 Pages


(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

             Subject to the Ownership Limitation (defined below), as of the date of this filing, Riverview Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Reporting Person ("Riverview"), may be deemed the beneficial owner of: (i) 3,125,000 shares of Common Stock held outright by Riverview, (ii) 1,562,500 shares of Common Stock that Riverview has the right to acquire pursuant to the terms of that certain Securities Purchase Agreement, dated as of September 8, 2003, by and among the Company, Riverview and Omicron Master Trust (the "Securities Purchase Agreement"), (iii) 1,093,750 shares of Common Stock currently issuable to Riverview upon the exercise of a certain warrant and (iv) 546,875 shares of Common Stock issuable upon the exercise of a certain warrant that Riverview has the right to acquire pursuant to the terms of the Securities Purchase Agreement.

             In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the warrants referred to in the first paragraph of this Item 4(a) are exercisable, are limited, pursuant to the terms of the warrants, to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's aggregate beneficial ownership to exceed the Ownership Limitation.

             Therefore, in accordance with the Ownership Limitation, as of the date of this filing, the Reporting Person may be deemed the beneficial owner of 5,059,603 shares of Common Stock. (Based on the Company's Registration Statement on Form S-3 filed September 19, 2003, there were 50,274,579 shares of Common Stock issued and outstanding as of September 17, 2003. In addition, 372,103 shares of Common Stock may currently be issued to Riverview upon the exercise of the warrants referred to in the first paragraph of this Item 4(a) without exceeding the Ownership Limitation.)

         (b) Percent of class:

             9.99% (see Item 4(a) above)

         (c) Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    5,059,603 shares of Common Stock.

CUSIP No. 25388M100                    13G                     Page 5 of 6 Pages


               (ii) Shared power to vote or to direct the vote

                    0

               (iii) Sole power to dispose or to direct the disposition of

                    5,059,603 shares of Common Stock.

               (iv) Shared power to dispose or to direct
                    the disposition of

                    0

Item 5.  Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         The Common Stock and the warrants referred to in the first paragraph of
Item 4(a) above are held by Riverview.

Item 8. Identification and Classification of Members of the Group This statement is filed by:

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25388M100                    13G                     Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 2, 2003


                                            MILLENNIUM PARTNERS, L.P.


                                            By:  /s/ Robert Williams
                                                 ------------------------------
                                                 Name:  Robert Williams
                                                 Title: Chief Financial Officer